Exhibit 99.3

Cenovus Energy Inc.
Interim Consolidated Financial Statements (unaudited)
For the Periods Ended June 30, 2022
(Canadian Dollars)

CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

For the periods ended June 30, 2022

Cenovus Energy Inc. – Q2 2022 Interim Consolidated Financial Statements	2

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) (unaudited)
For the periods ended June 30,
($ millions, except per share amounts)

		Three Months Ended		Six Months Ended
	Notes	2022	2021 (1)	2022	2021 (1)

Revenues	1
Gross Sales		20,747	11,170	38,130	20,836
Less: Royalties		1,582	533	2,767	906
		19,165	10,637	35,363	19,930
Expenses	1
Purchased Product		9,396	5,255	16,878	9,458
Transportation and Blending		3,048	1,854	6,023	3,673
Operating		1,481	1,144	2,768	2,278
(Gain) Loss on Risk Management	27	283	600	1,568	794
Depreciation, Depletion and Amortization	14,15	1,132	1,036	2,162	2,081
Exploration Expense		10	4	26	10
(Income) Loss From Equity-Accounted Affiliates	16	2	(13)	(2)	(27)
General and Administrative	4	218	170	417	333
Finance Costs	5	195	232	424	476
Interest Income		(8)	(3)	(23)	(7)
Integration Costs	6	28	34	52	257
Foreign Exchange (Gain) Loss, Net	7	192	(172)	90	(289)
Re-measurement of Contingent Payment	20	15	249	251	436
(Gain) Loss on Divestiture of Assets	8	(62)	(60)	(304)	(72)
Other (Income) Loss, Net	9	(38)	(29)	(408)	(101)
Earnings (Loss) Before Income Tax		3,273	336	5,441	630
Income Tax Expense (Recovery)	10	841	112	1,384	186
Net Earnings (Loss)		2,432	224	4,057	444

Net Earnings (Loss) Per Common Share ($)	11
Basic		1.23	0.11	2.04	0.21
Diluted		1.19	0.11	1.98	0.21

(1) See Note 3 for revisions to prior period results.

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q2 2022 Interim Consolidated Financial Statements	3

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (unaudited)
For the periods ended June 30,
($ millions)

		Three Months Ended		Six Months Ended
	Notes	2022	2021	2022	2021

Net Earnings (Loss)		2,432	224	4,057	444
Other Comprehensive Income (Loss), Net of Tax	24
Items That Will not be Reclassified to Profit or Loss:
Actuarial Gain (Loss) Relating to Pension and Other Post- Employment Benefits		27	6	57	22
Change in the Fair Value of Equity Instruments at FVOCI (1)		—	(1)	—	(1)
Items That may be Reclassified to Profit or Loss:
Foreign Currency Translation Adjustment		322	(178)	172	(311)
Total Other Comprehensive Income (Loss), Net of Tax		349	(173)	229	(290)
Comprehensive Income (Loss)		2,781	51	4,286	154

(1) Fair value through other comprehensive income (loss) (“FVOCI”).

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q2 2022 Interim Consolidated Financial Statements	4

CONSOLIDATED BALANCE SHEETS (unaudited)
As at
($ millions)

	Notes	June 30, 2022	December 31, 2021

Assets
Current Assets
Cash and Cash Equivalents		3,693	2,873
Accounts Receivable and Accrued Revenues		5,848	3,870
Income Tax Receivable		—	22
Inventories		5,255	3,919
Assets Held for Sale	12	525	1,304
Total Current Assets		15,321	11,988
Restricted Cash	21	213	186
Exploration and Evaluation Assets, Net	1,13	725	720
Property, Plant and Equipment, Net	1,14	32,851	34,225
Right-of-Use Assets, Net	1,15	1,916	2,010
Income Tax Receivable		66	66
Investments in Equity-Accounted Affiliates	16	330	311
Other Assets	17	323	431
Deferred Income Taxes		676	694
Goodwill	1	3,473	3,473
Total Assets		55,894	54,104

Liabilities and Equity
Current Liabilities
Accounts Payable and Accrued Liabilities		7,487	6,353
Short-Term Borrowings	18	—	79
Lease Liabilities	19	274	272
Contingent Payment	20	—	236
Income Tax Payable		985	179
Liabilities Related to Assets Held for Sale	12	119	186
Total Current Liabilities		8,865	7,305
Long-Term Debt	18	11,228	12,385
Lease Liabilities	19	2,592	2,685
Decommissioning Liabilities	21	2,788	3,906
Other Liabilities	22	790	929
Deferred Income Taxes		3,344	3,286
Total Liabilities		29,607	30,496
Shareholders’ Equity		26,275	23,596
Non-Controlling Interest		12	12
Total Liabilities and Equity		55,894	54,104

Commitments and Contingencies	30

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q2 2022 Interim Consolidated Financial Statements	5

CONSOLIDATED STATEMENTS OF EQUITY (unaudited)
($ millions)

	Shareholders’ Equity
	Common Shares	Preferred Shares	Warrants	Paid in Surplus	Retained Earnings	AOCI (1)	Total	Non-Controlling Interest
	(Note 23)	(Note 23)	(Note 23)			(Note 24)

As at December 31, 2020	11,040	—	—	4,391	501	775	16,707	—
Net Earnings (Loss)	—	—	—	—	444	—	444	—
Other Comprehensive Income (Loss), Net of Tax	—	—	—	—	—	(290)	(290)	—
Total Comprehensive Income (Loss)	—	—	—	—	444	(290)	154	—
Common Shares Issued	6,111	—	—	—	—	—	6,111	—
Preferred Shares Issued	—	519	—	—	—	—	519	—
Warrants Issued	—	—	216	—	—	—	216	—
Warrants Exercised	2	—	—	—	—	—	2	—
Stock-Based Compensation Expense	—	—	—	8	—	—	8	—
Dividends on Common Shares	—	—	—	—	(71)	—	(71)	—
Dividends on Preferred Shares	—	—	—	—	(17)	—	(17)	—
Non-Controlling Interest	—	—	—	—	—	—	—	11
As at June 30, 2021	17,153	519	216	4,399	857	485	23,629	11

As at December 31, 2021	17,016	519	215	4,284	878	684	23,596	12
Net Earnings (Loss)	—	—	—	—	4,057	—	4,057	—
Other Comprehensive Income (Loss), Net of Tax	—	—	—	—	—	229	229	—
Total Comprehensive Income (Loss)	—	—	—	—	4,057	229	4,286	—
Common Shares Issued on Exercise of Stock Options	149	—	—	(29)	—	—	120	—
Purchase of Common Shares Under NCIB (2) (Note 23)	(577)	—	—	(907)	—	—	(1,484)	—
Warrants Exercised	65	—	(21)	—	—	—	44	—
Stock-Based Compensation Expense	—	—		6	—	—	6	—
Dividends on Common Shares	—	—	—	—	(276)	—	(276)	—
Dividends on Preferred Shares	—	—	—	—	(17)	—	(17)	—
As at June 30, 2022	16,653	519	194	3,354	4,642	913	26,275	12

(1)    Accumulated other comprehensive income (loss) (“AOCI”).
(2)     Normal course issuer bid (“NCIB”).
See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q2 2022 Interim Consolidated Financial Statements	6

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
For the periods ended June 30,
($ millions)

		Three Months Ended		Six Months Ended
	Notes	2022	2021	2022	2021

Operating Activities
Net Earnings (Loss)		2,432	224	4,057	444
Depreciation, Depletion and Amortization	14,15	1,132	1,036	2,162	2,081
Exploration Expense		—	1	—	11
Inventory Write-Down (Reversal)		—	—	—	16
Realization of Inventory Write-Downs		—	(16)	—	(31)
Deferred Income Tax Expense (Recovery)	10	(61)	63	57	90
Unrealized (Gain) Loss on Risk Management	27	(381)	401	(70)	253
Unrealized Foreign Exchange (Gain) Loss	7	260	(192)	121	(331)
Realized Foreign Exchange (Gain) Loss on Non-Operating Items		—	—	26	(2)
Re-measurement of Contingent Payment, Net of Cash Paid		(279)	249	(203)	436
(Gain) Loss on Divestiture of Assets	8	(62)	(60)	(304)	(72)
Unwinding of Discount on Decommissioning Liabilities	21	45	46	89	94
(Income) Loss From Equity-Accounted Affiliates	16	2	(13)	(2)	(27)
Distributions Received From Equity-Accounted Affiliates	16	24	61	41	89
Other		(14)	17	(293)	(93)
Settlement of Decommissioning Liabilities		(27)	(18)	(46)	(29)
Net Change in Non-Cash Working Capital	29	(92)	(430)	(1,291)	(1,332)
Cash From (Used in) Operating Activities		2,979	1,369	4,344	1,597

Investing Activities
Capital Expenditures	13,14	(823)	(534)	(1,569)	(1,081)
Proceeds From Divestitures	8, 17	112	100	1,062	105
Payment on Divestiture of Assets	8	(50)	—	(50)	—
Cash Acquired Through Business Combination		—	—	—	735
Net Change in Investments and Other		(110)	(31)	(236)	(31)
Net Change in Non-Cash Working Capital	29	80	41	339	52
Cash From (Used in) Investing Activities		(791)	(424)	(454)	(220)

Net Cash Provided (Used) Before Financing Activities		2,188	945	3,890	1,377

Financing Activities	29
Net Issuance (Repayment) of Short-Term Borrowings		(63)	(196)	(79)	(89)
(Repayment) of Long-Term Debt		(750)	—	(1,260)	—
Net Issuance (Repayment) of Revolving Long-Term Debt		—	(400)	—	(350)
Principal Repayment of Leases	19	(75)	(77)	(150)	(152)
Common Shares Issued Under Stock Option Plans		76	—	120	—
Purchase of Common Shares Under NCIB	23	(1,018)	—	(1,484)	—
Proceeds From Exercise of Warrants		34	—	44	1
Dividends Paid on Common Shares	11	(207)	(36)	(276)	(71)
Dividends Paid on Preferred Shares	11	(8)	(8)	(17)	(17)
Other		—	—	(2)	—
Cash From (Used in) Financing Activities		(2,011)	(717)	(3,104)	(678)

Effect of Foreign Exchange on Cash and Cash Equivalents		117	(46)	34	(22)
Increase (Decrease) in Cash and Cash Equivalents		294	182	820	677
Cash and Cash Equivalents, Beginning of Period		3,399	873	2,873	378
Cash and Cash Equivalents, End of Period		3,693	1,055	3,693	1,055

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q2 2022 Interim Consolidated Financial Statements	7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2022

1. DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES
Cenovus Energy Inc., including its subsidiaries, (together “Cenovus” or the “Company”) is an integrated energy company with crude oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States (“U.S.”).
Cenovus is incorporated under the Canada Business Corporations Act and its common shares and common share purchase warrants are listed on the Toronto Stock Exchange (“TSX”) and New York Stock Exchange. Cenovus’s cumulative redeemable preferred shares series 1, 2, 3, 5 and 7 are listed on the TSX. The executive and registered office is located at 4100, 225 6 Avenue S.W., Calgary, Alberta, Canada, T2P 1N2. Information on the Company’s basis of preparation for these interim Consolidated Financial Statements is found in Note 2.
Management has determined the operating segments based on information regularly reviewed for the purposes of decision making, allocating resources and assessing operational performance by Cenovus’s chief operating decision makers. The Company evaluates the financial performance of its operating segments primarily based on operating margin. The Company operates through the following reportable segments:
Upstream Segments
•Oil Sands, includes the development and production of bitumen and heavy oil in northern Alberta and Saskatchewan. Cenovus’s oil sands assets include Foster Creek, Christina Lake, Sunrise (jointly owned with BP Canada Energy Group ULC (“BP Canada”) and operated by Cenovus), as well as the Lloydminster thermal and Lloydminster conventional heavy oil assets. Cenovus jointly owns and operates pipeline gathering systems and terminals through the equity-accounted investment in Husky Midstream Limited Partnership (“HMLP”). The sale and transportation of Cenovus’s production and third-party commodity trading volumes are managed and marketed through access to capacity on third-party pipelines and storage facilities in both Canada and the U.S. to optimize product mix, delivery points, transportation commitments and customer diversification.
•Conventional, includes assets rich in natural gas liquids (“NGLs”) and natural gas within the Elmworth-Wapiti, Kaybob‑Edson, Clearwater and Rainbow Lake operating areas in Alberta and British Columbia and interests in numerous natural gas processing facilities. Cenovus’s NGLs and natural gas production is marketed and transported with additional third-party commodity trading volumes through access to capacity on third-party pipelines, export terminals and storage facilities, which provides flexibility for market access to optimize product mix, delivery points, transportation commitments and customer diversification.
•Offshore, includes offshore operations, exploration and development activities in China and the east coast of Canada, as well as the equity-accounted investment in the Husky-CNOOC Madura Ltd. (“HCML”) joint venture in Indonesia.
Downstream Segments
•Canadian Manufacturing, includes the owned and operated Lloydminster upgrading and asphalt refining complex which upgrades heavy oil and bitumen into synthetic crude oil, diesel fuel, asphalt and other ancillary products. Cenovus seeks to maximize the value per barrel from its heavy oil and bitumen production through its integrated network of assets. In addition, Cenovus owns and operates the Bruderheim crude-by-rail terminal and two ethanol plants. Cenovus also markets its production and third-party commodity trading volumes of synthetic crude oil, asphalt and ancillary products.
•U.S. Manufacturing, includes the refining of crude oil to produce gasoline, diesel, jet fuel, asphalt and other products at the wholly-owned Lima Refinery and Superior Refinery, the jointly-owned Wood River and Borger refineries (jointly owned with operator Phillips 66) and the jointly-owned Toledo Refinery (jointly owned with operator BP Products North America Inc. (“BP”)). Cenovus also markets some of its own and third-party volumes of refined petroleum products including gasoline, diesel and jet fuel.
•Retail, includes the sale of Cenovus's own and third-party volumes of refined petroleum products, including gasoline and diesel, through retail, commercial and bulk petroleum outlets, as well as wholesale channels in Canada.

Cenovus Energy Inc. – Q2 2022 Interim Consolidated Financial Statements	8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2022

Corporate and Eliminations
Corporate and Eliminations, primarily includes Cenovus-wide costs for general and administrative, financing activities, gains and losses on risk management for corporate related derivative instruments and foreign exchange. Eliminations include adjustments for internal usage of natural gas production between segments, transloading services provided to the Oil Sands segment by the Company’s crude-by-rail terminal, crude oil production used as feedstock by the Canadian Manufacturing and U.S. Manufacturing segments, the sale of condensate extracted from blended crude oil production at our Canadian Manufacturing operations and sold back to the Oil Sands segment, and diesel production in the Canadian Manufacturing segment sold to the Retail segment and unrealized profits in inventory. Eliminations are recorded based on current market prices.
The following tabular financial information presents segmented information first by segment, then by product and geographic location.
A) Results of Operations – Segment and Operational Information
i) Results for the Three Months Ended June 30

	Upstream
For the three months ended	Oil Sands		Conventional		Offshore		Total
June 30,	2022	2021 (1)	2022	2021	2022	2021	2022	2021 (1)
Revenues
Gross Sales	10,048	5,075	1,079	626	558	427	11,685	6,128
Less: Royalties	1,491	469	89	39	2	25	1,582	533
	8,557	4,606	990	587	556	402	10,103	5,595
Expenses
Purchased Product	1,071	430	390	287	—	—	1,461	717
Transportation and Blending	3,200	1,984	34	19	4	3	3,238	2,006
Operating	806	592	128	140	76	59	1,010	791
Realized (Gain) Loss on Risk Management	559	189	4	(1)	—	—	563	188
Operating Margin	2,921	1,411	434	142	476	340	3,831	1,893
Unrealized (Gain) Loss on Risk Management	(323)	374	(1)	2	—	—	(324)	376
Depreciation, Depletion and Amortization	690	627	99	102	159	117	948	846
Exploration Expense	(1)	2	1	1	10	1	10	4
(Income) Loss From Equity- Accounted Affiliates	8	(5)	—	—	(6)	(12)	2	(17)
Segment Income (Loss)	2,547	413	335	37	313	234	3,195	684
(1)Prior period results have been adjusted for the change in presentation of product swaps and certain third-party purchases used in blending and optimization activities, and to more appropriately reflect the cost of blending (see Note 3).

Cenovus Energy Inc. – Q2 2022 Interim Consolidated Financial Statements	9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2022

	Downstream
For the three months ended	Canadian Manufacturing		U.S. Manufacturing		Retail		Total
June 30,	2022	2021	2022	2021	2022	2021	2022	2021
Revenues
Gross Sales	1,521	1,088	8,474	4,729	849	501	10,844	6,318
Less: Royalties	—	—	—	—	—	—	—	—
	1,521	1,088	8,474	4,729	849	501	10,844	6,318
Expenses
Purchased Product	1,296	807	6,939	4,229	811	466	9,046	5,502
Transportation and Blending	(2)	—	—	—	—	—	(2)	—
Operating	180	92	655	394	31	29	866	515
Realized (Gain) Loss on Risk Management	—	—	87	10	—	—	87	10
Operating Margin	47	189	793	96	7	6	847	291
Unrealized (Gain) Loss on Risk Management	—	—	(41)	23	—	—	(41)	23
Depreciation, Depletion and Amortization	64	43	83	103	8	13	155	159
Exploration Expense	—	—	—	—	—	—	—	—
(Income) Loss From Equity- Accounted Affiliates	—	—	—	—	—	—	—	—
Segment Income (Loss)	(17)	146	751	(30)	(1)	(7)	733	109

For the three months ended	Corporate and Eliminations		Consolidated
June 30,	2022	2021 (1)	2022	2021 (1)
Revenues
Gross Sales	(1,782)	(1,276)	20,747	11,170
Less: Royalties	—	—	1,582	533
	(1,782)	(1,276)	19,165	10,637
Expenses
Purchased Product	(1,111)	(964)	9,396	5,255
Transportation and Blending	(188)	(152)	3,048	1,854
Operating	(395)	(162)	1,481	1,144
Realized (Gain) Loss on Risk Management	14	1	664	199
Unrealized (Gain) Loss on Risk Management	(16)	2	(381)	401
Depreciation, Depletion and Amortization	29	31	1,132	1,036
Exploration Expense	—	—	10	4
(Income) Loss From Equity-Accounted Affiliates	—	4	2	(13)
Segment Income (Loss)	(115)	(36)	3,813	757
General and Administrative	218	170	218	170
Finance Costs	195	232	195	232
Interest Income	(8)	(3)	(8)	(3)
Integration Costs	28	34	28	34
Foreign Exchange (Gain) Loss, Net	192	(172)	192	(172)
Re-measurement of Contingent Payment	15	249	15	249
Gain on Divestiture of Assets	(62)	(60)	(62)	(60)
Other (Income) Loss, Net	(38)	(29)	(38)	(29)
	540	421	540	421
Earnings (Loss) Before Income Tax			3,273	336
Income Tax Expense (Recovery)			841	112
Net Earnings (Loss)			2,432	224
(1)Prior period results have been adjusted for the change in presentation of product swaps and certain third-party purchases used in blending and optimization activities, and to more appropriately reflect the cost of blending (see Note 3).

Cenovus Energy Inc. – Q2 2022 Interim Consolidated Financial Statements	10

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2022

ii) Results for the Six Months Ended June 30

	Upstream
For the six months ended	Oil Sands		Conventional		Offshore		Total
June 30,	2022	2021 (1)	2022	2021	2022	2021	2022	2021 (1)
Revenues
Gross Sales	19,266	9,993	2,191	1,402	1,125	858	22,582	12,253
Less: Royalties	2,573	793	160	63	34	50	2,767	906
	16,693	9,200	2,031	1,339	1,091	808	19,815	11,347
Expenses
Purchased Product	2,283	1,119	996	668	—	—	3,279	1,787
Transportation and Blending	6,356	3,934	68	37	8	7	6,432	3,978
Operating	1,508	1,177	262	282	149	117	1,919	1,576
Realized (Gain) Loss on Risk Management	1,426	418	8	—	—	—	1,434	418
Operating Margin	5,120	2,552	697	352	934	684	6,751	3,588
Unrealized (Gain) Loss on Risk Management	(57)	233	(1)	1	—	—	(58)	234
Depreciation, Depletion and Amortization	1,325	1,239	179	210	309	242	1,813	1,691
Exploration Expense	—	13	1	(3)	25	—	26	10
(Income) Loss From Equity- Accounted Affiliates	8	(5)	—	—	(10)	(24)	(2)	(29)
Segment Income (Loss)	3,844	1,072	518	144	610	466	4,972	1,682
(1)Prior period results have been adjusted for the change in presentation of product swaps and certain third-party purchases used in blending and optimization activities, and to more appropriately reflect the cost of blending (see Note 3).

Cenovus Energy Inc. – Q2 2022 Interim Consolidated Financial Statements	11

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2022

	Downstream
For the six months ended	Canadian Manufacturing		U.S. Manufacturing		Retail		Total
June 30,	2022	2021	2022	2021	2022	2021	2022	2021
Revenues
Gross Sales	2,565	1,894	14,983	8,166	1,543	948	19,091	11,008
Less: Royalties	—	—	—	—	—	—	—	—
	2,565	1,894	14,983	8,166	1,543	948	19,091	11,008
Expenses
Purchased Product	2,100	1,438	12,421	7,149	1,471	883	15,992	9,470
Transportation and Blending	—	—	—	—	—	—	—	—
Operating	304	185	1,149	799	58	48	1,511	1,032
Realized (Gain) Loss on Risk Management	—	—	197	31	—	—	197	31
Operating Margin	161	271	1,216	187	14	17	1,391	475
Unrealized (Gain) Loss on Risk Management	—	—	(14)	33	—	—	(14)	33
Depreciation, Depletion and Amortization	106	86	168	217	16	25	290	328
Exploration Expense	—	—	—	—	—	—	—	—
(Income) Loss From Equity- Accounted Affiliates	—	—	—	—	—	—	—	—
Segment Income (Loss)	55	185	1,062	(63)	(2)	(8)	1,115	114

For the six months ended	Corporate and Eliminations		Consolidated
June 30,	2022	2021 (1)	2022	2021 (1)
Revenues
Gross Sales	(3,543)	(2,425)	38,130	20,836
Less: Royalties	—	—	2,767	906
	(3,543)	(2,425)	35,363	19,930
Expenses
Purchased Product	(2,393)	(1,799)	16,878	9,458
Transportation and Blending	(409)	(305)	6,023	3,673
Operating	(662)	(330)	2,768	2,278
Realized (Gain) Loss on Risk Management	7	92	1,638	541
Unrealized (Gain) Loss on Risk Management	2	(14)	(70)	253
Depreciation, Depletion and Amortization	59	62	2,162	2,081
Exploration Expense	—	—	26	10
(Income) Loss From Equity-Accounted Affiliates	—	2	(2)	(27)
Segment Income (Loss)	(147)	(133)	5,940	1,663
General and Administrative	417	333	417	333
Finance Costs	424	476	424	476
Interest Income	(23)	(7)	(23)	(7)
Integration Costs	52	257	52	257
Foreign Exchange (Gain) Loss, Net	90	(289)	90	(289)
Re-measurement of Contingent Payment	251	436	251	436
(Gain) Loss on Divestiture of Assets	(304)	(72)	(304)	(72)
Other (Income) Loss, Net	(408)	(101)	(408)	(101)
	499	1,033	499	1,033
Earnings (Loss) Before Income Tax			5,441	630
Income Tax Expense (Recovery)			1,384	186
Net Earnings (Loss)			4,057	444
(1)Prior period results have been adjusted for the change in presentation of product swaps and certain third-party purchases used in blending and optimization activities, and to more appropriately reflect the cost of blending (see Note 3).

Cenovus Energy Inc. – Q2 2022 Interim Consolidated Financial Statements	12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2022

B) Revenues by Product

	Three Months Ended		Six Months Ended
For the periods ended June 30,	2022	2021	2022	2021
Upstream (1)
Crude Oil	7,985	4,185	15,638	8,431
NGLs	1,172	549	2,234	1,167
Natural Gas	811	724	1,708	1,500
Other	135	137	235	249
Downstream
Canadian Manufacturing
Synthetic Crude Oil	759	451	1,129	797
Diesel and Distillate	124	91	254	176
Asphalt	150	116	234	181
Other Products and Services	488	430	948	740
U.S. Manufacturing
Gasoline	4,033	2,535	7,261	4,303
Diesel and Distillate	2,991	1,547	5,151	2,778
Other Products	1,450	647	2,571	1,085
Retail	849	501	1,543	948
Corporate and Eliminations	(1,782)	(1,276)	(3,543)	(2,425)
Consolidated	19,165	10,637	35,363	19,930
(1)Prior period results have been adjusted for the change in presentation of product swaps and certain third-party purchases used in blending and optimization activities, and to more appropriately reflect the cost of blending (see Note 3).
C) Geographical Information

	Revenues (1)
	Three Months Ended		Six Months Ended
For the periods ended June 30,	2022	2021	2022	2021
Canada (2)	9,674	5,222	18,472	10,734
United States	9,159	5,124	16,185	8,601
China	332	291	706	595
Consolidated	19,165	10,637	35,363	19,930
(1)Revenues by country are classified based on where the operations are located.
(2)Prior period results have been adjusted for the change in presentation of product swaps and certain third-party purchases used in blending and optimization activities, and to more appropriately reflect the cost of blending (see Note 3).

	Non-Current Assets (1)
As at	June 30, 2022	December 31, 2021
Canada (2)	32,426	33,981
United States	4,436	4,093
China	2,321	2,583
Indonesia	330	311
Consolidated	39,513	40,968
(1)Includes exploration and evaluation (“E&E”) assets, property, plant and equipment (“PP&E”), right-of-use (“ROU”) assets, income tax receivable, investments in equity-accounted affiliates, precious metals, intangible assets and goodwill.
(2)Excludes assets held for sale of $525 million in the Retail segment (December 31, 2021 – Retail segment - $552 million, Oil Sands segment - $593 million and Conventional segment - $159 million).

Cenovus Energy Inc. – Q2 2022 Interim Consolidated Financial Statements	13

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2022

D) Assets by Segment (1)

	E&E Assets		PP&E		ROU Assets
As at	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
Oil Sands	659	653	21,734	22,535	738	754
Conventional	5	6	1,797	2,174	2	2
Offshore	61	61	2,390	2,822	160	160
Canadian Manufacturing	—	—	2,274	2,353	291	339
U.S. Manufacturing	—	—	4,103	3,745	246	252
Retail	—	—	184	205	39	49
Corporate and Eliminations	—	—	369	391	440	454
Consolidated	725	720	32,851	34,225	1,916	2,010

	Goodwill		Total Assets
As at	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
Oil Sands (1)	3,473	3,473	30,917	31,070
Conventional (1)	—	—	3,110	3,026
Offshore	—	—	3,115	3,597
Canadian Manufacturing	—	—	2,786	2,918
U.S. Manufacturing	—	—	9,489	7,777
Retail (1)	—	—	992	966
Corporate and Eliminations	—	—	5,485	4,750
Consolidated	3,473	3,473	55,894	54,104
(1)Total assets includes assets held for sale of $525 million in the Retail segment (December 31, 2021 – Retail segment - $552 million, Oil Sands segment - $593 million and Conventional segment - $159 million).

Cenovus Energy Inc. – Q2 2022 Interim Consolidated Financial Statements	14

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2022

E) Capital Expenditures (1)

	Three Months Ended		Six Months Ended
For the periods ended June 30,	2022	2021	2022	2021
Capital Investment
Oil Sands	376	201	751	419
Conventional	33	28	121	94
Offshore
Asia Pacific	2	1	2	3
Atlantic	89	34	142	58
Total Upstream	500	264	1,016	574

Canadian Manufacturing	36	10	50	14
U.S. Manufacturing	267	237	474	442
Retail	2	5	3	6
Total Downstream	305	252	527	462

Corporate and Eliminations	17	18	25	45
	822	534	1,568	1,081
Acquisition Capital
Oil Sands	—	—	—	3
Conventional	1	—	1	4
	1	—	1	7
Acquisitions (2)
Oil Sands	—	—	—	5,002
Conventional	—	—	—	547
Offshore	—	—	—	3,045
Canadian Manufacturing	—	—	—	2,283
U.S. Manufacturing	—	—	—	1,618
Retail	—	—	—	690
Corporate and Eliminations	—	—	—	156
	—	—	—	13,341

Total Capital Expenditures	823	534	1,569	14,429
(1)Includes expenditures on PP&E and E&E assets.
(2)Relates to the January 1, 2021, transaction which combined Cenovus and Husky Energy Inc. (“Husky”). For more details, see Note 5 of the annual Consolidated Financial Statements for the year ended December 31, 2021.

2. BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE
In these interim Consolidated Financial Statements, unless otherwise indicated, all dollars are expressed in Canadian dollars. All references to C$ or $ are to Canadian dollars and references to US$ are to U.S. dollars.
These interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard 34, “Interim Financial Reporting”, and have been prepared following the same accounting policies and methods of computation as the annual Consolidated Financial Statements for the year ended December 31, 2021, except for income taxes. Income taxes on earnings or loss in the interim periods are accrued using the income tax rate that would be applicable to the expected total annual earnings or loss.
Certain information and disclosures normally included in the notes to the annual Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with the annual Consolidated Financial Statements for the year ended December 31, 2021, which have been prepared in accordance with IFRS as issued by the IASB.
These interim Consolidated Financial Statements were approved by the Board of Directors effective July 27, 2022.

Cenovus Energy Inc. – Q2 2022 Interim Consolidated Financial Statements	15

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2022

3. ACCOUNTING POLICIES, CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY
Accounting policies, a list of critical accounting judgments and key sources of estimation uncertainty can be found in the Company’s annual Consolidated Financial Statements for the year ended December 31, 2021.
Adjustments to the Consolidated Statements of Earnings (Loss)
Certain comparative information presented in the Consolidated Statements of Earnings (Loss) within the Oil Sands segment and Corporate and Eliminations segment was revised.
During the three months ended December 31, 2021, the Company made adjustments to more appropriately record certain third-party purchases used for blending and optimization activities and to ensure consistent treatment of product swaps. As a result, revenues and purchased product increased with no impact to net earnings (loss), segment income (loss), cash flows or financial position. Refer to the annual Consolidated Financial Statements for the year ended December 31, 2021, for further details.
During the three months ended June 30, 2022, the Company has made adjustments to more appropriately reflect the cost of blending at our Lloydminster thermal and Lloydminster conventional heavy oil assets, which resulted in a reclassification of costs between purchased product and transportation and blending. An associated elimination entry was recorded in our Corporate and Eliminations segment to represent the change in the value of condensate that was extracted at our Canadian Manufacturing operations and sold back to the Oil Sands segment. As a result, purchased product decreased and transportation and blending increased, with no impact to net earnings (loss), segment income (loss), cash flows or financial position.
2022 Revisions

	Three Months Ended March 31, 2022
Oil Sands Segment	Previously Reported	Revisions	Revised
Purchased Product	1,483	(271)	1,212
Transportation and Blending	2,885	271	3,156
	4,368	—	4,368

	Three Months Ended March 31, 2022
Corporate and Eliminations Segment	Previously Reported	Revisions	Revised
Purchased Product	(1,497)	215	(1,282)
Transportation and Blending	(6)	(215)	(221)
	(1,503)	—	(1,503)

	Three Months Ended March 31, 2022
Consolidated	Previously Reported	Revision	Revised
Purchased Product	7,538	(56)	7,482
Transportation and Blending	2,919	56	2,975
	10,457	—	10,457

Cenovus Energy Inc. – Q2 2022 Interim Consolidated Financial Statements	16

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2022

2021 Revisions

	Three Months Ended June 30, 2021			Six Months Ended June 30, 2021
Oil Sands Segment	Previously Reported	Revisions	Revised	Previously Reported	Revisions	Revised
Gross Sales	5,015	60	5,075	9,790	203	9,993
Purchased Product (1)	574	(144)	430	1,292	(173)	1,119
Transportation and Blending	1,780	204	1,984	3,558	376	3,934
	2,661	—	2,661	4,940	—	4,940
(1)Revisions include $60 million and $203 million for the three and six months ended June 30, 2021, respectively, related to adjustments for product swaps and third-party purchases used in blending and optimization activities. Revisions include $204 million and $376 million for the three and six months ended June 30, 2021, respectively, to more appropriately reflect the cost of blending at our Lloydminster thermal and Lloydminster conventional heavy oil assets.

	Three Months Ended June 30, 2021			Six Months Ended June 30, 2021
Corporate and Eliminations Segment	Previously Reported	Revisions	Revised	Previously Reported	Revisions	Revised
Purchased Product	(1,110)	146	(964)	(2,083)	284	(1,799)
Transportation and Blending	(6)	(146)	(152)	(21)	(284)	(305)
	(1,116)	—	(1,116)	(2,104)	—	(2,104)

	Three Months Ended June 30, 2021			Six Months Ended June 30, 2021
Consolidated	Previously Reported	Revision	Revised	Previously Reported	Revision	Revised
Gross Sales	11,110	60	11,170	20,633	203	20,836
Purchased Product	5,253	2	5,255	9,347	111	9,458
Transportation and Blending	1,796	58	1,854	3,581	92	3,673
	4,061	—	4,061	7,705	—	7,705

4. GENERAL AND ADMINISTRATIVE

	Three Months Ended		Six Months Ended
For the periods ended June 30,	2022	2021	2022	2021
Salaries and Benefits	70	79	142	149
Administrative and Other	61	50	90	108
Stock-Based Compensation Expense (Recovery) (Note 25)	87	34	194	69
Other Incentive Benefits Expense (Recovery)	—	7	(9)	7
	218	170	417	333

Cenovus Energy Inc. – Q2 2022 Interim Consolidated Financial Statements	17

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2022

5. FINANCE COSTS

	Three Months Ended		Six Months Ended
For the periods ended June 30,	2022	2021	2022	2021
Interest Expense – Short-Term Borrowings and Long-Term Debt	130	136	260	278
Net Premium (Discount) on Redemption of Long-Term Debt (Note 18)	(32)	—	(25)	—
Interest Expense – Lease Liabilities (Note 19)	41	42	83	86
Unwinding of Discount on Decommissioning Liabilities (Note 21)	45	46	89	94
Other	12	8	18	18
	196	232	425	476
Capitalized Interest	(1)	—	(1)	—
	195	232	424	476

6. INTEGRATION COSTS
On January 1, 2021, Cenovus and Husky closed a transaction to combine the two companies through a plan of arrangement (the “Arrangement”). For more details, see Note 5 of the annual Consolidated Financial Statements for the year ended December 31, 2021. Integration costs recognized in earnings include the following:

	Three Months Ended		Six Months Ended
For the periods ended June 30,	2022	2021	2022	2021
Transaction Costs (1)	—	—	—	65
Integration Related Costs	25	24	48	37
Severance Payments	3	10	4	155
	28	34	52	257
(1)Excludes share issuance costs related to common shares, preferred shares and warrants.

7. FOREIGN EXCHANGE (GAIN) LOSS, NET

	Three Months Ended		Six Months Ended
For the periods ended June 30,	2022	2021	2022	2021
Unrealized Foreign Exchange (Gain) Loss on Translation of:
U.S. Dollar Debt Issued From Canada	273	(150)	120	(280)
Other	(13)	(42)	1	(51)
Unrealized Foreign Exchange (Gain) Loss	260	(192)	121	(331)
Realized Foreign Exchange (Gain) Loss	(68)	20	(31)	42
	192	(172)	90	(289)

Cenovus Energy Inc. – Q2 2022 Interim Consolidated Financial Statements	18

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2022

8. ACQUISITIONS AND DIVESTITURES
On January 31, 2022, the Company closed the sale of its Tucker asset in its Oil Sands segment for net proceeds of $730 million and recorded a before-tax gain of $165 million (after-tax gain – $126 million).
On February 28, 2022, the Company closed the sale of its Wembley assets in its Conventional segment for net proceeds of $221 million and recorded a before-tax gain of $76 million (after-tax gain – $58 million).
In September 2021, the Company entered into an agreement with a partner in the White Rose project in the Atlantic region which would transfer 12.5 percent of Cenovus’s working interest in the White Rose field and the satellite extensions, subject to certain closing conditions. On May 31, 2022, the final closing conditions were satisfied, which included the approval of the West White Rose project restarting. Cenovus paid $50 million associated with transferring the Company’s working interest, resulting in a before-tax gain of $62 million (after-tax gain – $47 million).
On June 8, 2022, the Company sold its investment in Headwater Exploration Inc. for proceeds of $110 million, with no gain or loss recognized on the sale. The investment was recorded at fair value prior to the sale.
On June 13, 2022, Cenovus announced an agreement to purchase the remaining 50 percent interest in the Sunrise Oil Sands Partnership, a joint operation, in northern Alberta from BP Canada. Total consideration for the transaction includes $600 million in cash, a variable payment with a maximum cumulative value of $600 million expiring after two years, and Cenovus’s 35 percent working interest in the undeveloped Bay du Nord project offshore Newfoundland and Labrador. Subject to closing conditions, the transaction is anticipated to close in August 2022.
The acquisition will be accounted for using the acquisition method pursuant to IFRS 3, “Business Combinations” (“IFRS 3”). Under the acquisition method, assets and liabilities are recorded at their fair values on the date of acquisition and the total consideration is allocated to the tangible and intangible assets acquired and liabilities assumed. The excess of consideration given over the fair value of the net assets acquired, if any, will be recorded as goodwill. As required by IFRS 3, when an acquirer achieves control, the previously held interest is remeasured to fair value at the acquisition date with any gain or loss recognized in net earnings. At the closing date of the acquisition, Cenovus expects to record a non-cash revaluation gain on the re-measurement to fair value of its existing interest in the Sunrise Oil Sands Partnership.
In the three months ended June 30, 2021, the Company sold its gross overriding royalty interests in the Marten Hills area of Alberta relating to the Conventional segment. Cenovus received cash proceeds of $102 million and recorded a before-tax gain of $60 million (after-tax gain – $47 million).

9. OTHER (INCOME) LOSS, NET
For the three and six months ended June 30, 2022, the Company recorded insurance proceeds related to the 2018 Superior Refinery incident of $nil and $268 million, respectively (three and six months ended June 30, 2021 – $nil and $45 million, respectively) and insurance proceeds related to the 2018 incident in the Atlantic region of $5 million and $57 million, respectively (three and six months ended June 30, 2021 – $nil).

10. INCOME TAXES
The provision for income taxes is:

	Three Months Ended		Six Months Ended
For the periods ended June 30,	2022	2021	2022	2021
Current Tax
Canada	570	2	937	14
United States	261	—	281	—
Asia Pacific	71	47	109	81
Other International	—	—	—	1
Total Current Tax Expense (Recovery)	902	49	1,327	96
Deferred Tax Expense (Recovery)	(61)	63	57	90
	841	112	1,384	186

Cenovus Energy Inc. – Q2 2022 Interim Consolidated Financial Statements	19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2022

11. PER SHARE AMOUNTS
A) Net Earnings (Loss) Per Common Share – Basic and Diluted

	Three Months Ended		Six Months Ended
For the periods ended June 30,	2022	2021	2022	2021
Net Earnings (Loss)	2,432	224	4,057	444
Effect of Cumulative Dividends on Preferred Shares	(8)	(8)	(17)	(17)
Net Earnings (Loss) – Basic and Diluted	2,424	216	4,040	427

Basic – Weighted Average Number of Shares	1,971.3	2,017.5	1,980.6	2,017.5
Dilutive Effect of Warrants	47.5	24.3	46.2	21.1
Dilutive Effect of Net Settlement Rights	10.6	0.3	11.9	—
Diluted – Weighted Average Number of Shares	2,029.4	2,042.1	2,038.7	2,038.6

Net Earnings (Loss) Per Common Share – Basic ($)	1.23	0.11	2.04	0.21
Net Earnings (Loss) Per Common Share – Diluted (1) ($)	1.19	0.11	1.98	0.21
(1)Excluded from the calculation of the diluted net earnings (loss) per share for the three and six months ended June 30, 2022, were net earnings of $24 million and $41 million, respectively (three and six months ended June 30, 2021 – $6 million and $12 million, respectively), and common shares of 2.0 million and 1.8 million, respectively (three and six months ended June 30, 2021 – 1.9 million and 1.8 million, respectively), related to the assumed exercise of Cenovus replacement stock options as the impact was anti-dilutive. These instruments could potentially dilute earnings per share in the future.
B) Common Share Dividends
For the six months ended June 30, 2022, the Company paid dividends of $276 million or $0.1400 per common share (six months ended June 30, 2021 – $71 million or $0.0350 per common share).
On July 27, 2022, the Company’s Board of Directors declared a third quarter base dividend of $0.1050 per common share, payable on September 29, 2022, to common shareholders of record as at September 15, 2022. The declaration of common share dividends is at the sole discretion of the Company’s Board of Directors and is considered quarterly.
C) Preferred Share Dividends

	Three Months Ended		Six Months Ended
For the periods ended June 30,	2022	2021	2022	2021
Series 1 First Preferred Shares	2	2	4	4
Series 2 First Preferred Shares	—	—	—	—
Series 3 First Preferred Shares	3	3	6	6
Series 5 First Preferred Shares	2	2	4	4
Series 7 First Preferred Shares	1	1	3	3
Total Declared and Paid Preferred Share Dividends	8	8	17	17
The declaration of preferred share dividends is at the sole discretion of the Company’s Board of Directors and is considered quarterly. If a dividend on any preferred share is not paid in full on any dividend payment date, then a dividend restriction on the common shares shall apply. The preferred share dividends are cumulative.
On July 27, 2022, the Company’s Board of Directors declared third quarter dividends for Cenovus’s preferred shares, payable on October 3, 2022, in the amount of $9 million, to preferred shareholders of record as at September 15, 2022.

Cenovus Energy Inc. – Q2 2022 Interim Consolidated Financial Statements	20

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2022

12. ASSETS HELD FOR SALE
On November 30, 2021, the Company entered into agreements to sell 337 gas stations in the Retail segment, located across Western Canada and Ontario, for gross proceeds of $420 million. The sale is currently expected to close in the three months ended September 30, 2022. Operating margin associated with the retail assets held for sale for the six months ended June 30, 2022, was $6 million (six months ended June 30, 2021 – $7 million).
In the six months ended June 30, 2022, the Company closed the sale of its Tucker and Wembley assets (see Note 8).
Assets held for sale are carried at the lesser of the carrying amount and the fair value less cost to sell.

As at June 30, 2022	PP&E	ROU Assets	Goodwill	Lease Liabilities	Decommissioning Liabilities
Retail Gas Stations	470	55	—	(54)	(65)

As at December 31, 2021	PP&E	ROU Assets	Goodwill	Lease Liabilities	Decommissioning Liabilities
Retail Gas Stations	498	54	—	(58)	(86)
Tucker	505	—	88	—	(33)
Wembley	159	—	—	—	(9)
	1,162	54	88	(58)	(128)

13. EXPLORATION AND EVALUATION ASSETS, NET

As at December 31, 2021	720
Additions	13
Change in Decommissioning Liabilities	(12)
Exchange Rate Movements and Other	4
As at June 30, 2022	725

14. PROPERTY, PLANT AND EQUIPMENT, NET

	Oil and Gas Properties	Processing, Transportation and Storage Assets	Manufacturing Assets	Retail and Other Assets (1)	Total
COST
As at December 31, 2021	38,443	228	10,495	1,735	50,901
Additions	1,004	2	522	28	1,556
Change in Decommissioning Liabilities	(944)	(3)	(63)	(20)	(1,030)
Exchange Rate Movements and Other	22	2	122	11	157
As at June 30, 2022	38,525	229	11,076	1,754	51,584

ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION
As at December 31, 2021	10,912	53	4,572	1,139	16,676
Depreciation, Depletion and Amortization (2)	1,707	38	213	58	2,016
Exchange Rate Movements and Other	(15)	(5)	57	4	41
As at June 30, 2022	12,604	86	4,842	1,201	18,733

CARRYING VALUE
As at December 31, 2021	27,531	175	5,923	596	34,225
As at June 30, 2022	25,921	143	6,234	553	32,851
(1)Other assets includes office furniture, fixtures, leasehold improvements, information technology and aircraft.
(2)Depreciation, depletion and amortization includes asset write-downs of $51 million.

Cenovus Energy Inc. – Q2 2022 Interim Consolidated Financial Statements	21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2022

15. RIGHT-OF-USE ASSETS, NET

	Real Estate	Transportation and Storage Assets (1)	Manufacturing Assets	Retail and Other	Total
COST
As at December 31, 2021	592	1,841	161	62	2,656
Additions	—	3	—	—	3
Modifications	9	30	2	1	42
Re-measurements	—	4	2	(3)	3
Terminations	—	(6)	—	—	(6)
Exchange Rate Movements and Other	(4)	(9)	2	2	(9)
As at June 30, 2022	597	1,863	167	62	2,689

ACCUMULATED DEPRECIATION
As at December 31, 2021	92	520	33	1	646
Depreciation	17	111	11	7	146
Terminations	—	(6)	—	—	(6)
Exchange Rate Movements and Other	(2)	(10)	—	(1)	(13)
As at June 30, 2022	107	615	44	7	773

CARRYING VALUE
As at December 31, 2021	500	1,321	128	61	2,010
As at June 30, 2022	490	1,248	123	55	1,916
(1)Transportation and storage assets include railcars, barges, vessels, pipelines, caverns and storage tanks.

16. JOINT ARRANGEMENTS
A) Joint Operations
BP-Husky Refining LLC
Cenovus holds a 50 percent interest in the Toledo Refinery with BP, which holds the remaining interest and operates the refinery in Ohio.
Sunrise Oil Sands Partnership
Cenovus, as the operator, holds a 50 percent interest in Sunrise, an oil sands project in northern Alberta, with BP Canada, which holds the remaining interest. See Note 8 for further details on an announcement made during the three months ended June 30, 2022.
WRB Refining LP
Cenovus holds a 50 percent interest in the Wood River and Borger refineries with Phillips 66, which holds the remaining interest and operates the Wood River Refinery in Illinois and the Borger Refinery in Texas.

Cenovus Energy Inc. – Q2 2022 Interim Consolidated Financial Statements	22

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2022

B) Joint Ventures
Husky-CNOOC Madura Ltd.
The Company holds a 40 percent interest in the jointly controlled entity, HCML, which is engaged in the exploration for and production of natural gas resources in offshore Indonesia. The Company’s share of equity investment income (loss) related to the joint venture is included in the Consolidated Statements of Earnings (Loss) in the Offshore segment.
Summarized below is the financial information for HCML accounted for using the equity method.
Results of Operations

	Three Months Ended		Six Months Ended
For the periods ended June 30,	2022	2021	2022	2021
Revenue	63	110	129	229
Expenses	63	128	127	255
Net Earnings (Loss)	—	(18)	2	(26)
Balance Sheet

As at	June 30, 2022	December 31, 2021
Current Assets (1)	188	167
Non-Current Assets	1,477	1,433
Current Liabilities	117	62
Non-Current Liabilities	894	896
Net Assets	654	642
(1)Includes cash and cash equivalents of $47 million (December 31, 2021 – $46 million).
For the six months ended June 30, 2022, the Company’s share of income from the equity-accounted affiliate was $10 million (six months ended June 30, 2021 – $24 million). As at June 30, 2022, the carrying amount of the Company’s share of net assets was $330 million (December 31, 2021 – $311 million). These amounts do not equal the 40 percent joint control of the revenues, expenses and net assets of HCML due to differences in the values attributed to the investment and accounting policies between the joint venture and the Company.
For the six months ended June 30, 2022, the Company received $19 million of distributions from HCML (six months ended June 30, 2021 – $52 million) and paid $25 million in contributions (six months ended June 30, 2021 – $nil).
Husky Midstream Limited Partnership
The Company jointly owns and operates HMLP, which owns midstream assets, including pipeline, storage and other ancillary infrastructure assets in Alberta and Saskatchewan. The Company holds a 35 percent interest in HMLP, with Power Assets Holdings Ltd. holding a 49 percent interest and CK Infrastructure Holdings Ltd. holding a 16 percent interest in HMLP.
For the six months ended June 30, 2022, HMLP had net earnings of $80 million (six months ended June 30, 2021 – $50 million). The Company’s share of (income) loss from the equity-accounted affiliate does not equal the 35 percent of the net earnings of HMLP due to the nature of the profit-sharing arrangement as defined in the partnership agreement. The Company’s share of earnings will fluctuate depending on certain income thresholds. For the six months ended June 30, 2022, the Company did not record its pre-tax loss relating to HMLP of $6 million (six months ended June 30, 2021 – loss of $12 million). The carrying value was $nil at June 30, 2022 (December 31, 2021 – $nil).
As at June 30, 2022, the Company had $17 million in cumulative unrecognized losses and OCI, net of tax (June 30, 2021 – $7 million). The Company records its share of equity investment income related to the joint venture only in excess of the cumulated unrecognized loss and is included in the Consolidated Statements of Earnings (Loss) in the Oil Sands segment.
For the six months ended June 30, 2022, the Company received $22 million of distributions from HMLP (six months ended June 30, 2021 – $37 million) and paid $30 million in contributions (six months ended June 30, 2021 – $32 million) to HMLP. The net amount of the distributions received and contributions paid are recorded in earnings from equity-accounted affiliates.

Cenovus Energy Inc. – Q2 2022 Interim Consolidated Financial Statements	23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2022

17. OTHER ASSETS

As at	June 30, 2022	December 31, 2021
Intangible Assets	73	78
Private Equity Investments (Note 27)	53	53
Other Equity Investments (1)	—	77
Net Investment in Finance Leases	63	60
Long-Term Receivables and Prepaids	53	77
Precious Metals	79	85
Other	2	1
	323	431
(1)On June 8, 2022, the Company sold its investment in Headwater Exploration Inc. for proceeds of $110 million. The investment was recorded at fair value prior to sale.

18. DEBT AND CAPITAL STRUCTURE
A) Short-Term Borrowings

As at	Notes	June 30, 2022	December 31, 2021
Uncommitted Demand Facilities	i	—	—
WRB Uncommitted Demand Facilities	ii	—	79
Sunrise Uncommitted Demand Credit Facility	iii	—	—
Total Debt Principal		—	79
i) Uncommitted Demand Facilities
As at June 30, 2022, and December 31, 2021, the Company had uncommitted demand facilities of $1.9 billion in place, of which $1.4 billion may be drawn for general purposes, or the full amount may be available to issue letters of credit. As at June 30, 2022, there were outstanding letters of credit aggregating to $514 million (December 31, 2021 – $565 million) and no direct borrowings.
ii) WRB Uncommitted Demand Facilities
As at June 30, 2022, WRB had uncommitted demand facilities of US$450 million (the Company’s proportionate share –US$225 million), which may be used to cover short-term working capital requirements. As at December 31, 2021, WRB had uncommitted demand facilities of US$300 million (the Company’s proportionate share – US$150 million). As at June 30, 2022, there were no direct borrowings.
iii) Sunrise Uncommitted Demand Credit Facility
As at June 30, 2022, and December 31, 2021, Sunrise had an uncommitted demand credit facility of $10 million (the Company’s proportionate share – $5 million), which is available for general purposes. As at June 30, 2022, there were no direct borrowings.
B) Long-Term Debt

As at	Notes	June 30, 2022	December 31, 2021
Committed Credit Facility (1)	i	—	—
U.S. Dollar Denominated Unsecured Notes	ii	9,021	9,363
Canadian Dollar Unsecured Notes	ii	2,000	2,750
Total Debt Principal		11,021	12,113
Debt Premiums (Discounts), Net, and Transaction Costs		207	272
Long-Term Debt		11,228	12,385
(1)Committed credit facility may include Bankers’ Acceptances, London Interbank Offered Rate based loans, prime rate loans and U.S. base rate loans.

Cenovus Energy Inc. – Q2 2022 Interim Consolidated Financial Statements	24

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2022

i) Committed Credit Facility
As at June 30, 2022, Cenovus had in place a committed credit facility that consists of a $2.0 billion tranche and a $4.0 billion tranche with a maturity date of August 18, 2024, and August 18, 2025, respectively. As at June 30, 2022, no amount was drawn on the credit facility (December 31, 2021 – $nil).
ii) U.S. Dollar Denominated Unsecured Notes and Canadian Dollar Unsecured Notes
On February 9, 2022, Cenovus redeemed the entire outstanding principal amount of its 3.80 percent notes due September 15, 2023, and 4.00 percent notes due April 15, 2024, for US$402 million. A net premium on redemption of $7 million was recorded in finance costs.
In the three months ended June 30, 2022, Cenovus redeemed the entire outstanding principal amount of its 3.55 percent notes due March 12, 2025, for $750 million. A net discount on redemption of $32 million was recorded in finance costs.
The principal amounts of the Company’s outstanding unsecured notes are:

	June 30, 2022		December 31, 2021
	US$ Principal	C$ Principal and Equivalent	US$ Principal	C$ Principal and Equivalent
U.S. Dollar Unsecured Notes
3.80% due September 15, 2023	—	—	115	146
4.00% due April 15, 2024	—	—	269	341
5.38% due July 15, 2025	666	858	666	844
4.25% due April 15, 2027	962	1,239	962	1,220
4.40% due April 15, 2029	750	967	750	951
2.65% due January 15, 2032	500	644	500	634
5.25% due June 15, 2037	583	751	583	739
6.80% due September 15, 2037	387	498	387	490
6.75% due November 15, 2039	1,390	1,792	1,390	1,763
4.45% due September 15, 2042	155	200	155	197
5.20% due September 15, 2043	58	74	58	73
5.40% due June 15, 2047	800	1,031	800	1,014
3.75% due February 15, 2052	750	967	750	951
	7,001	9,021	7,385	9,363
Canadian Dollar Unsecured Notes
3.55% due March 12, 2025	—	—	—	750
3.60% due March 10, 2027	—	750	—	750
3.50% due February 7, 2028	—	1,250	—	1,250
	—	2,000	—	2,750
Total Unsecured Notes	7,001	11,021	7,385	12,113
As at June 30, 2022, the Company was in compliance with all of the terms of its debt agreements. Under the terms of Cenovus’s committed credit facility, the Company is required to maintain a total debt to capitalization ratio, as defined in the agreements, not to exceed 65 percent. The Company is well below this limit.

Cenovus Energy Inc. – Q2 2022 Interim Consolidated Financial Statements	25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2022

C) Capital Structure
Cenovus’s capital structure consists of shareholders’ equity plus net debt. Net Debt includes the Company’s short-term borrowings, and the current and long-term portions of long-term debt, net of cash and cash equivalents and short-term investments, and is used in managing the Company’s capital. The Company’s objectives when managing its capital structure are to maintain financial flexibility, preserve access to capital markets, ensure its ability to finance internally generated growth and to fund potential acquisitions while maintaining the ability to meet the Company’s financial obligations as they come due. To ensure financial resilience, Cenovus may, among other actions, adjust capital and operating spending, draw down on its credit facilities or repay existing debt, adjust dividends paid to shareholders, purchase the Company’s common shares or preferred shares for cancellation, issue new debt, or issue new shares.
Cenovus monitors its capital structure and financing requirements using, among other things, specified financial measures consisting of Total Debt, Net Debt to adjusted earnings before interest, taxes and depreciation, depletion and amortization (“Adjusted EBITDA”), Net Debt to Adjusted Funds Flow and Net Debt to Capitalization. These measures are used to steward Cenovus’s overall debt position as measures of Cenovus’s overall financial strength. Net Debt to Adjusted Funds Flow was a new metric as at March 31, 2022.
Cenovus targets a Net Debt to Adjusted EBITDA ratio and a Net Debt to Adjusted Funds Flow ratio of approximately 1.0 times and Net Debt at or below $4 billion over the long-term at a WTI price of US$45.00 per barrel. These measures may fluctuate periodically outside this range due to factors such as persistently high or low commodity prices.
Net Debt to Adjusted EBITDA

As at	June 30, 2022	December 31, 2021
Short-Term Borrowings	—	79
Current Portion of Long-Term Debt	—	—
Long-Term Portion of Long-Term Debt	11,228	12,385
Total Debt	11,228	12,464
Less: Cash and Cash Equivalents	(3,693)	(2,873)
Net Debt	7,535	9,591

Net Earnings (Loss)	4,200	587
Add (Deduct):
Finance Costs	1,030	1,082
Interest Income	(39)	(23)
Income Tax Expense (Recovery)	1,926	728
Depreciation, Depletion and Amortization	5,967	5,886
E&E Write-down	(2)	18
Share of (Income) Loss From Equity-Accounted Affiliates	(32)	(57)
Unrealized (Gain) Loss on Risk Management	(321)	2
Foreign Exchange (Gain) Loss, Net	205	(174)
Re-measurement of Contingent Payment	390	575
(Gain) Loss on Divestitures of Assets	(461)	(229)
Other (Income) Loss, Net	(616)	(309)
Adjusted EBITDA (1)	12,247	8,086

Net Debt to Adjusted EBITDA	0.6x	1.2x
(1)    Calculated on a trailing twelve-month basis.

Cenovus Energy Inc. – Q2 2022 Interim Consolidated Financial Statements	26

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2022

Net Debt to Adjusted Funds Flow

As at	June 30, 2022	December 31, 2021
Net Debt	7,535	9,591

Cash From (Used in) Operating Activities	8,666	5,919
(Add) Deduct:
Settlement of Decommissioning Liabilities	(119)	(102)
Net Change in Non-Cash Working Capital	(1,186)	(1,227)
Adjusted Funds Flow (1)	9,971	7,248

Net Debt to Adjusted Funds Flow	0.8x	1.3x
(1)    Calculated on a trailing twelve-month basis.
Net Debt to Capitalization

As at	June 30, 2022	December 31, 2021
Net Debt	7,535	9,591
Shareholders’ Equity	26,275	23,596
Capitalization	33,810	33,187

Net Debt to Capitalization	22%	29%

19. LEASE LIABILITIES

Total
As at December 31, 2021	2,957
Additions	3
Interest Expense (Note 5)	83
Lease Payments	(233)
Modifications	42
Re-measurements	3
Terminations	(1)
Exchange Rate Movements and Other	12
As at June 30, 2022	2,866
Less: Current Portion	274
Long-Term Portion	2,592
The Company has lease liabilities for contracts related to office space, transportation and storage assets, which includes barges, vessels, pipelines, caverns, railcars and storage tanks, retail assets and other refining and field equipment. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions.
The Company has variable lease payments related to property taxes for real estate contracts. Short-term leases are leases with terms of twelve months or less.
The Company has included extension options in the calculation of lease liabilities where the Company has the right to extend a lease term at its discretion and is reasonably certain to exercise the extension option. The Company does not have any significant termination options and the residual amounts are not material.

Cenovus Energy Inc. – Q2 2022 Interim Consolidated Financial Statements	27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2022

20. CONTINGENT PAYMENT

Total
As at December 31, 2021	236
Re-measurement (1)	251
Liabilities Settled or Payable	(487)
As at June 30, 2022	—
(1)     Contingent payment was carried at fair value. Changes in fair value were recorded in net earnings (loss).
On May 17, 2022, the contingent payment obligations associated with the acquisition of a 50 percent interest in the FCCL Partnership (“FCCL”) from ConocoPhillips Company and certain of its subsidiaries ended. As at June 30, 2022, $177 million was payable and represents the final amount owing under this agreement (December 31, 2021 – $160 million). The final payment will be made in July 2022.

21. DECOMMISSIONING LIABILITIES
The decommissioning provision represents the present value of the expected future costs associated with the retirement of producing well sites, upstream processing facilities, surface and subsea plant and equipment, manufacturing facilities, retail and the crude-by-rail terminal.
The aggregate carrying amount of the obligation is:

Total
As at December 31, 2021	3,906
Liabilities Incurred	6
Liabilities Settled	(75)
Liabilities Disposed	(84)
Change in Estimated Future Cash Flows	2
Change in Discount Rate	(1,050)
Unwinding of Discount on Decommissioning Liabilities (Note 5)	89
Foreign Currency Translation	(6)
As at June 30, 2022	2,788
As at June 30, 2022, the undiscounted amount of estimated future cash flows required to settle the obligation has been discounted using a credit-adjusted risk-free rate of 6.2 percent (December 31, 2021 – 4.4 percent) and an inflation rate of two percent (December 31, 2021 – two percent).
The Company deposits cash into restricted accounts that will be used to fund decommissioning liabilities in offshore China in accordance with the provisions of the regulations of the People’s Republic of China. As at June 30, 2022, the Company had $213 million in restricted cash (December 31, 2021 – $186 million).

22. OTHER LIABILITIES

As at	June 30, 2022	December 31, 2021
Pension and Other Post-Employment Benefit Plan	219	288
Provision for West White Rose Expansion Project (1)	212	259
Provisions for Onerous and Unfavourable Contracts	75	99
Employee Long-Term Incentives	116	74
Drilling Provisions	26	56
Deferred Revenue	43	41
Other	99	112
	790	929
(1)    On May 31, 2022, the Company divested of 12.5 percent of its working interest in the White Rose field and satellite extensions reducing the provision by $47 million (see Note 8). Cenovus expects to draw down the provision by $46 million in the next twelve months.

Cenovus Energy Inc. – Q2 2022 Interim Consolidated Financial Statements	28

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2022

23. SHARE CAPITAL AND WARRANTS
A) Authorized
Cenovus is authorized to issue an unlimited number of common shares, and first and second preferred shares not exceeding, in aggregate, 20 percent of the number of issued and outstanding common shares. The first and second preferred shares may be issued in one or more series with rights and conditions to be determined by the Board of Directors prior to issuance and subject to the Company’s articles.
B) Issued and Outstanding – Common Shares

	June 30, 2022		December 31, 2021
	Number of Common Shares (thousands)	Amount	Number of Common Shares (thousands)	Amount
Outstanding, Beginning of Year	2,001,211	17,016	1,228,870	11,040
Issued Under the Arrangement, Net of Issuance Costs	—	—	788,518	6,111
Issued Upon Exercise of Warrants	6,571	65	314	3
Issued Under Stock Option Plans	9,606	149	535	7
Purchase of Common Shares Under NCIB	(67,779)	(577)	(17,026)	(145)
Outstanding, End of Period	1,949,609	16,653	2,001,211	17,016
As at June 30, 2022, there were 41 million (December 31, 2021 – 30 million) common shares available for future issuance under the stock option plan.
C) Normal Course Issuer Bid
In the six months ended June 30, 2022, the Company purchased 68 million common shares through the NCIB. The shares were purchased at a volume weighted average price of $21.89 per common share for a total of $1.5 billion. Paid in surplus was reduced by $907 million, representing the excess of the purchase price of the common shares over their average carrying value. The shares were subsequently cancelled. From July 1, 2022, through to July 27, 2022, the Company purchased an additional 19 million shares for $425 million.
D) Issued and Outstanding – Preferred Shares
In the six months ended June 30, 2022, there were no additional preferred shares issued. As at June 30, 2022, there were 36 million preferred shares outstanding (December 31, 2021 – 36 million), with a carrying value of $519 million (December 31, 2021 – $519 million).

As at June 30, 2022	Dividend Reset Date	Dividend Rate	Number of Preferred Shares (thousands)
Series 1 First Preferred Shares	March 31, 2026	2.58%	10,740
Series 2 First Preferred Shares (1)	March 31, 2026	3.21%	1,260
Series 3 First Preferred Shares	December 31, 2024	4.69%	10,000
Series 5 First Preferred Shares	March 31, 2025	4.59%	8,000
Series 7 First Preferred Shares	June 30, 2025	3.94%	6,000
(1)     The floating-rate dividend was 1.86 percent for the period from December 31, 2021, to March 30, 2022, and 2.35 percent for the period from March 31, 2022, to June 29, 2022.

Cenovus Energy Inc. – Q2 2022 Interim Consolidated Financial Statements	29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2022

E) Issued and Outstanding – Warrants

	June 30, 2022		December 31, 2021
As at June 30, 2022	Number of Warrants (thousands)	Amount	Number of Warrants (thousands)	Amount
Outstanding, Beginning of Year	65,119	215	—	—
Issued Under the Arrangement	—	—	65,433	216
Exercised	(6,571)	(21)	(314)	(1)
Outstanding, End of Period	58,548	194	65,119	215

24. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Pension and Other Post-Employment Benefits	Private Equity Instruments	Foreign Currency Translation Adjustment	Total
As at December 31, 2020	(10)	27	758	775
Other Comprehensive Income (Loss), Before Tax	28	(1)	(311)	(284)
Income Tax (Expense) Recovery	(6)	—	—	(6)
As at June 30, 2021	12	26	447	485

As at December 31, 2021	28	27	629	684
Other Comprehensive Income (Loss), Before Tax	77	—	172	249
Income Tax (Expense) Recovery	(20)	—	—	(20)
As at June 30, 2022	85	27	801	913

25. STOCK-BASED COMPENSATION PLANS
Cenovus has a number of stock-based compensation plans which include net settlement rights (“NSRs”), Cenovus replacement stock options, performance share units, restricted share units and deferred share units.
The following tables summarize information related to the Company’s stock-based compensation plans:

	Units Outstanding	Units Exercisable
As at June 30, 2022	(thousands)	(thousands)
Stock Options With Associated Net Settlement Rights	16,006	7,986
Cenovus Replacement Stock Options	4,950	3,484
Performance Share Units	8,718	—
Restricted Share Units	6,764	—
Deferred Share Units	1,605	1,605
The weighted average exercise price of NSRs and Cenovus replacement stock options outstanding as at June 30, 2022, were $12.35 and $12.39, respectively.

Cenovus Energy Inc. – Q2 2022 Interim Consolidated Financial Statements	30

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2022

	Units Granted	Units Vested and Exercised/ Paid Out
For the six months ended June 30, 2022	(thousands)	(thousands)
Stock Options With Associated Net Settlement Rights	1,991	9,994
Cenovus Replacement Stock Options	—	4,699
Performance Share Units	3,202	1,413
Restricted Share Units	3,130	2,214
Deferred Share Units	454	115
In the six months ended June 30, 2022, 9,182 thousand NSRs (see Note 23), with a weighted average exercise price of $13.05, were exercised and net settled for cash.
In the six months ended June 30, 2022, 812 thousand NSRs with a weighted average exercise price of $10.43, were exercised and net settled for 351 thousand common shares (see Note 23).
In the six months ended June 30, 2022, 93 thousand Cenovus replacement stock options were exercised with a weighted average exercise price of $16.18 and settled for 73 thousand common shares (see Note 23) and 4,605 thousand Cenovus replacement stock options, with a weighted average exercise price of $15.49, were exercised and net settled for cash.
The following table summarizes the stock-based compensation expense (recovery) recorded for all plans:

	Three Months Ended		Six Months Ended
For the periods ended June 30,	2022	2021	2022	2021
Stock Options With Associated Net Settlement Rights	5	3	9	8
Cenovus Replacement Stock Options	22	7	41	14
Performance Share Units	28	9	65	21
Restricted Share Units	24	11	61	17
Deferred Share Units	8	4	18	9
Stock-Based Compensation Expense (Recovery)	87	34	194	69
Stock-Based Compensation Costs Capitalized	—	2	—	3
Total Stock-Based Compensation	87	36	194	72

26. RELATED PARTY TRANSACTIONS
Transactions with HMLP are related party transactions as the Company has a 35 percent ownership interest (see Note 16). As the operator of the assets held by HMLP, Cenovus provides management services for which it recovers shared service costs.
The Company is also the contractor for HMLP and constructs its assets based on fixed price contracts or on a cost recovery basis with certain restrictions. For the three and six months ended June 30, 2022, the Company charged HMLP $29 million and $77 million, respectively, for construction costs and management services (three and six months ended June 30, 2021 – $32 million and $64 million, respectively).
The Company pays an access fee to HMLP for pipeline systems that are used by Cenovus’s blending business. Cenovus also pays HMLP for transportation and storage services. For the three and six months ended June 30, 2022, the Company incurred costs of $64 million and $133 million, respectively, for the use of HMLP’s pipeline systems, as well as transportation and storage services (three and six months ended June 30, 2021 – $73 million and $145 million, respectively).

27. FINANCIAL INSTRUMENTS
Cenovus’s financial assets and financial liabilities consist of cash and cash equivalents, accounts receivable and accrued revenues, restricted cash, net investment in finance leases, accounts payable and accrued liabilities, risk management assets and liabilities, investments in the equity of companies, long-term receivables, lease liabilities, contingent payment, short-term borrowings, long-term debt and other liabilities. Risk management assets and liabilities arise from the use of derivative financial instruments.
A) Fair Value of Non-Derivative Financial Instruments
The fair values of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, and short-term borrowings approximate their carrying amount due to the short-term maturity of these instruments.

Cenovus Energy Inc. – Q2 2022 Interim Consolidated Financial Statements	31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2022

The fair values of restricted cash, net investment in finance leases and long-term receivables approximate their carrying amount due to the specific non-tradeable nature of these instruments.
Long-term debt is carried at amortized cost. The estimated fair value of long-term borrowings has been determined based on period-end trading prices of long-term borrowings on the secondary market (Level 2). As at June 30, 2022, the carrying value of Cenovus’s long-term debt was $11.2 billion and the fair value was $10.7 billion (December 31, 2021, carrying value – $12.4 billion, fair value – $13.7 billion).
Equity investments classified as fair value through profit or loss (“FVTPL”) comprise equity investments in public companies. These assets are carried at fair value on the Consolidated Balance Sheets in other assets. Fair value is determined based on quoted prices in active markets (Level 1).
The Company classifies certain private equity investments as FVOCI as they are not held for trading and fair value changes are not reflective of the Company’s operations. These assets are carried at fair value on the Consolidated Balance Sheets in other assets. Fair value is determined based on recent private placement transactions (Level 3) when available.
The following table provides a reconciliation of changes in the fair value of private equity investments classified as FVOCI:

Total
As at December 31, 2021	53
Changes in Fair Value (1)	—
As at June 30, 2022	53
(1)     Changes in fair value are recorded in OCI.
B) Fair Value of Risk Management Assets and Liabilities
The Company’s risk management assets and liabilities consist of crude oil, natural gas, refined product swaps and futures, and renewable power contracts, and if entered into, forwards, options, as well as condensate futures and swaps, foreign exchange and interest rate swaps.
Crude oil, natural gas, condensate, and refined product contracts are recorded at their estimated fair value based on the difference between the contracted price and the period-end forward price for the same commodity, using quoted market prices or the period-end forward price for the same commodity extrapolated to the end of the term of the contract (Level 2). The fair value of foreign exchange rate contracts, and interest rate swaps are calculated using external valuation models which incorporate observable market data, including foreign exchange forward curves (Level 2) and interest rate yield curves (Level 2), respectively. The fair value of cross currency interest rate swaps are calculated using external valuation models which incorporate observable market data, including foreign exchange forward curves (Level 2) and interest rate yield curves (Level 2).
The fair value of renewable power contracts are calculated using internal valuation models that incorporate broker pricing for relevant markets, some observable market prices and extrapolated market prices with inflation assumptions (Level 3). The fair value of renewable power contracts are calculated by Cenovus’s internal valuation team that consists of individuals who are knowledgeable and have experience in fair value techniques.
Risk management assets and liabilities are carried at fair value on the Consolidated Balance Sheets in accounts receivable and accrued revenues, and accounts payable and accrued liabilities (for short-term positions) and other liabilities (for long-term positions). Changes in fair value are recorded in the Consolidated Statement of Earnings within (gain) loss on risk management.
On April 4, 2022, Cenovus announced the suspension of its crude oil sales price risk management activities related to WTI. Given the strength of Cenovus’s balance sheet and liquidity position, the Company determined these programs are no longer required to support financial resilience. All WTI positions related to crude oil sales price risk management were closed by June 30, 2022. A realized net loss related to these contracts of $467 million was recorded during the three months ended June 30, 2022.
Summary of Unrealized Risk Management Positions

	June 30, 2022			December 31, 2021
	Risk Management			Risk Management
As at	Asset	Liability	Net	Asset	Liability	Net
Crude Oil, Natural Gas, Condensate and Refined Products	30	29	1	46	116	(70)
Renewable Power Contracts	3	4	(1)	—	—	—
Foreign Exchange Rate Contracts	1	—	1	2	—	2
	34	33	1	48	116	(68)

Cenovus Energy Inc. – Q2 2022 Interim Consolidated Financial Statements	32

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2022

Level 2 prices sourced from observable data or market corroboration refers to the fair value of contracts valued in part using active quotes and in part using observable, market-corroborated data. Level 3 prices are sourced from partially observable data used in internal valuations.
The following table presents the Company’s fair value hierarchy for risk management assets and liabilities carried at fair value:

As at	June 30, 2022	December 31, 2021
Level 2 – Prices Sourced From Observable Data or Market Corroboration	2	(68)
Level 3 – Prices Sourced From Partially Observable Data (1)	(1)	—
	1	(68)
(1)     Includes renewable power contracts with a fair value of $1 million (loss) as at June 30, 2022 (December 31, 2021 – $nil).
.
The following table provides a reconciliation of changes in the fair value of Cenovus’s risk management assets and liabilities from January 1 to June 30:

2022
Fair Value of Contracts, Beginning of Year	(68)
Change in Fair Value of Contracts in Place at Beginning of Year	(11)
Change in Fair Value of Contracts Entered Into During the Period	(1,557)
Fair Value of Contracts Realized During the Period	1,638
Unrealized Foreign Exchange Gain (Loss) on U.S. Dollar Contracts	(1)
Fair Value of Contracts, End of Period	1
C) Fair Value of Contingent Payment
The contingent payment (level 3) associated with the acquisition of a 50 percent interest in FCCL from ConocoPhillips Company and certain of its subsidiaries ended on May 17, 2022. As at June 30, 2022, $177 million was payable under this agreement. The final payment will be made in July 2022.
D) Earnings Impact of (Gains) Losses From Risk Management Positions

	Three Months Ended		Six Months Ended
For the periods ended June 30,	2022	2021	2022	2021
Realized (Gain) Loss	664	199	1,638	541
Unrealized (Gain) Loss (1)	(381)	401	(70)	253
(Gain) Loss on Risk Management	283	600	1,568	794
(1)     All WTI positions related to crude oil sales price risk management were closed by June 30, 2022.In the three months ended June 30, 2022, Cenovus recorded a realized net loss related to these positions of $467 million.
Realized and unrealized gains and losses on risk management are recorded in the reportable segment to which the derivative instrument relates.

28. RISK MANAGEMENT
Cenovus is exposed to financial risks, including market risk related to commodity prices, foreign exchange rates, interest rates, commodity power price as well as credit risk and liquidity risk.
To manage exposure to commodity price movements between when products are produced or purchased and when sold to the customer or used by Cenovus, the Company may periodically enter into financial positions as a part of ongoing operations to market the Company’s production and physical inventory positions of crude oil, natural gas, condensate, refined products and power consumption. On April 4, 2022, Cenovus announced the suspension of its crude oil sales price risk management activities related to WTI. As at June 30, 2022, those risk management positions were closed.

Cenovus Energy Inc. – Q2 2022 Interim Consolidated Financial Statements	33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2022

The Company entered into risk management positions to help capture incremental margin expected to be received in future periods at the time products will be sold and to mitigate overall exposure to fluctuations in commodity prices related to inventories and physical sales. Mitigation of commodity price volatility may utilize financial positions to protect future cash flows. To manage exposure to interest rate volatility, the Company may periodically enter into interest rate swap contracts. To mitigate the Company’s exposure to foreign exchange rate fluctuations, the Company periodically enters into foreign exchange contracts. To manage interest costs on short-term borrowings, the Company periodically enters into cross currency interest rate swaps. To manage electricity costs associated with the production and transportation of crude oil, the Company may enter into power swaps and other energy instruments, including renewable power contracts. To manage exposure to carbon costs, the Company may enter into carbon credit instruments, which may be embedded in renewable power contracts or may be entered into separately.
As at June 30, 2022, the fair value of risk management positions was a net asset of $1 million and consisted of crude oil, natural gas, condensate, renewable power and foreign exchange rate instruments. As at June 30, 2022, there were foreign exchange contracts with a notional value of US$422 million outstanding and no interest rate contracts or cross currency interest rate swap contracts outstanding.
Net Fair Value of Risk Management Positions

As at June 30, 2022	Notional Volumes (1) (2)	Terms (3)	Weighted Average Price (1) (2)	Fair Value Asset (Liability)
Condensate Related Futures Contracts (4)
WTI Fixed – Sell	4.0 MMbbls	July 2022 - May 2023	US$104.17/bbl	11
WTI Fixed – Buy	1.6 MMbbls	July 2022 - February 2023	US$104.75/bbl	(1)
Other Financial Positions (5)				(10)
Foreign Exchange Rate Contracts				1
Total Fair Value				1
(1)    Million barrels (“MMbbls”). Barrel (“bbl”).
(2)    Notional volumes and weighted average price represent various contracts over the respective terms. The notional volumes and weighted average price may fluctuate from month to month as it represents the averages for various individual contracts with different terms.
(3)    Contract terms represent various individual contracts with different terms, and range from one to 11 months.
(4)    Condensate related futures contract positions consist of WTI contracts to help manage condensate price exposure.
(5)    Other financial positions consists of risk management positions related to WCS, heavy oil and condensate differential contracts, Belvieu fixed price contracts, reformulated blendstock for oxygenate blending gasoline contracts, heating oil and natural gas fixed price contracts, renewable power contracts and the Company’s U.S. manufacturing and marketing activities.
A) Commodity Price, Interest Rate and Foreign Currency Risk
Sensitivities
The following table summarizes the sensitivity of the fair value of Cenovus’s risk management positions to independent fluctuations in commodity prices and foreign exchange rates, with all other variables held constant. Management believes the fluctuations identified in the table below are a reasonable measure of volatility.
The impact of fluctuating commodity prices and foreign exchange rates on the Company’s open risk management positions could have resulted in an unrealized gain (loss) impacting earnings before income tax as follows:

As at June 30, 2022	Sensitivity Range	Increase	Decrease
Crude Oil Commodity Price	± US$5.00/bbl Applied to WTI, Condensate and Related Hedges	—	—
WCS and Condensate Differential Price	± US$2.50/bbl Applied to WCS and Differential Hedges Tied to Production	(9)	9
Refined Products Commodity Price	± US$5.00/bbl Applied to Heating Oil and Gasoline Hedges	(3)	3
Power Commodity Price	± C$20.00/MWH Applied to Renewable Power Contracts	33	(33)
U.S. to Canadian Dollar Exchange Rate	± 0.05 in the U.S. to Canadian Dollar Exchange Rate	33	(37)

Cenovus Energy Inc. – Q2 2022 Interim Consolidated Financial Statements	34

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2022

B) Credit Risk
Credit risk arises from the potential that the Company may incur a financial loss if a counterparty to a financial instrument fails to meet its financial or performance obligations in accordance with agreed terms. Cenovus has in place a Credit Policy approved by the Audit Committee and the Board of Directors, which is designed to ensure that its credit exposures are within an acceptable risk level. The Credit Policy outlines the roles and responsibilities related to credit risk, sets a framework for how credit exposures will be measured, monitored and mitigated, and sets parameters around credit concentration limits.
Cenovus assesses the credit risk of new counterparties and continues risk-based monitoring of all counterparties on an ongoing basis. A substantial portion of Cenovus’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. Cenovus’s exposure to its counterparties is within its credit policy tolerances. The maximum credit risk exposure associated with accounts receivable and accrued revenues, net investment in finance leases, risk management assets and long-term receivables is the total carrying value.
As at June 30, 2022, approximately 96 percent of the Company’s accruals, receivables related to Cenovus’s joint ventures and joint operations, trade receivables and net investment in finance leases were investment grade, and 100 percent of the Company’s accounts receivable were outstanding for less than 60 days. The associated average expected credit loss on these accounts was 0.1 percent as at June 30, 2022 (December 31, 2021 – 0.1 percent).
C) Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet all of its financial obligations as they become due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price. Cenovus manages its liquidity risk through the active management of cash and debt, and by maintaining appropriate access to credit, which may be impacted by the Company’s credit ratings. As disclosed in Note 18, over the long term, Cenovus targets a Net Debt to Adjusted EBITDA ratio and Net Debt to Adjusted Funds Flow ratio of approximately 1.0 times to manage the Company’s overall debt position.
Undiscounted cash outflows relating to financial liabilities are:

As at June 30, 2022	Less than 1 Year	Years 2 and 3	Years 4 and 5	Thereafter	Total
Accounts Payable and Accrued Liabilities	7,487	—	—	—	7,487
Long-Term Debt (1)	528	1,056	3,834	12,872	18,290
Lease Liabilities (1)	443	769	617	3,051	4,880

As at December 31, 2021	Less than 1 Year	Years 2 and 3	Years 4 and 5	Thereafter	Total
Accounts Payable and Accrued Liabilities	6,353	—	—	—	6,353
Short-Term Borrowings (1)	79	—	—	—	79
Long-Term Debt (1)	561	1,608	2,603	14,892	19,664
Contingent Payment	238	—	—	—	238
Lease Liabilities (1)	453	794	634	3,192	5,073
(1)     Principal and interest, including current portion if applicable.

Cenovus Energy Inc. – Q2 2022 Interim Consolidated Financial Statements	35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2022

29. SUPPLEMENTARY CASH FLOW INFORMATION
A) Working Capital

	June 30, 2022	December 31, 2021
Total Current Assets	15,321	11,988
Total Current Liabilities	8,865	7,305
Working Capital	6,456	4,683
As at June 30, 2022, adjusted working capital was $6.1 billion (December 31, 2021 – $3.8 billion), excluding assets held for sale of $525 million (December 31, 2021 – $1.3 billion), the contingent payment of $nil (December 31, 2021 – $236 million) and liabilities related to assets held for sale of $119 million (December 31, 2021 – $186 million).
Changes in non-cash working capital is as follows:

	Three Months Ended		Six Months Ended
For the periods ended June 30,	2022	2021	2022	2021
Accounts Receivable and Accrued Revenues	282	(221)	(1,627)	(874)
Income Tax Receivable	8	4	23	13
Inventories	(505)	(406)	(1,310)	(1,014)
Accounts Payable and Accrued Liabilities	(388)	237	1,159	640
Income Tax Payable	591	(3)	803	(45)
Total Non-Cash Working Capital	(12)	(389)	(952)	(1,280)

Net Change in Non-Cash Working Capital - Operating Activities	(92)	(430)	(1,291)	(1,332)
Net Change in Non-Cash Working Capital - Investing Activities	80	41	339	52
Total Non-Cash Working Capital	(12)	(389)	(952)	(1,280)

Cenovus Energy Inc. – Q2 2022 Interim Consolidated Financial Statements	36

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2022

B) Reconciliation of Liabilities
The following table provides a reconciliation of liabilities to cash flows arising from financing activities:

	Dividends Payable	Short-Term Borrowings	Long-Term Debt	Lease Liabilities
As at December 31, 2020	—	121	7,441	1,757
Acquisition	—	40	6,602	1,441
Changes From Financing Cash Flows:
Net Issuance (Repayment) of Short-Term Borrowings	—	(89)	—	—
Net Issuance (Repayment) of Revolving Long-Term Debt	—	—	(350)	—
Principal Repayment of Leases	—	—	—	(152)
Common Share Dividends Paid	(71)	—	—	—
Preferred Share Dividend Paid	(17)	—	—	—
Non-Cash Changes:
Exchange Rate Movements and Other	—	(7)	(280)	(20)
Finance Costs	—	—	(33)	—
Lease Additions	—	—	—	58
Lease Modifications	—	—	—	6
Lease Re-measurements	—	—	—	(3)
Common Share Dividends Declared	71	—	—	—
Preferred Share Dividends Declared	17	—	—	—
As at June 30, 2021	—	65	13,380	3,087

As at December 31, 2021	—	79	12,385	2,957
Changes From Financing Cash Flows:
Net Issuance (Repayment) of Short-Term Borrowings	—	(79)	—	—
(Repayment) of Long-Term Debt	—	—	(1,260)	—
Principal Repayment of Leases	—	—	—	(150)
Common Share Dividends Paid	(276)	—	—	—
Preferred Share Dividends Paid	(17)	—	—	—
Non-Cash Changes:
Exchange Rate Movements and Other	—	—	146	12
Net Premium (Discount) on Redemption of Long-Term Debt	—	—	(25)	—
Finance Costs	—	—	(18)	—
Lease Additions	—	—	—	3
Lease Modifications	—	—	—	42
Lease Re-measurements	—	—	—	3
Lease Terminations	—	—	—	(1)
Common Share Dividends Declared	276	—	—	—
Preferred Share Dividends Declared	17	—	—	—
As at June 30, 2022	—	—	11,228	2,866

Cenovus Energy Inc. – Q2 2022 Interim Consolidated Financial Statements	37

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2022

30. COMMITMENTS AND CONTINGENCIES
A) Commitments
Cenovus has entered into various commitments in the normal course of operations primarily related to demand charges on firm transportation agreements. In addition, the Company has commitments related to its risk management program.
Future payments for the Company’s commitments are below:

As at June 30, 2022	Remainder of Year	2 Years	3 Years	4 Years	5 Years	Thereafter	Total
Transportation and Storage (1)	1,928	3,598	3,663	2,543	2,439	19,006	33,177
Real Estate (2)	23	45	51	54	56	632	861
Obligation to Fund Equity-Accounted Affiliate (3)	38	87	100	92	92	213	622
Other Long-Term Commitments	366	181	159	145	161	1,269	2,281
Total Payments (4)	2,355	3,911	3,973	2,834	2,748	21,120	36,941
(1)    Includes transportation commitments of $9.1 billion (December 31, 2021 – $8.1 billion) that are subject to regulatory approval or have been approved, but are not yet in service. Terms are up to 20 years subsequent to the date of commencement.
(2)    Relates to the non-lease components of lease liabilities consisting of operating costs and unreserved parking for office space. Excludes committed payments for which a provision has been provided.
(3)    Relates to funding obligations for HCML.
(4)    Commitments are reflected at Cenovus’s proportionate share of the underlying contract.
As at June 30, 2022, the Company had commitments with HMLP that include $2.3 billion related to long-term transportation and storage commitments (December 31, 2021 – $2.6 billion). There were also outstanding letters of credit aggregating to $514 million (December 31, 2021 – $565 million) issued as security for financial and performance conditions under certain contracts.
B) Contingencies
Legal Proceedings
Cenovus is involved in a limited number of legal claims associated with the normal course of operations. Cenovus believes that any liabilities that might arise from such matters, to the extent not provided for, are not likely to have a material effect on its Consolidated Financial Statements.
Decommissioning Liabilities
Cenovus is responsible for the retirement of long-lived assets at the end of their useful lives. Cenovus has recorded a liability of $2.8 billion (December 31, 2021 – $3.9 billion), based on current legislation and estimated costs, related to its producing well sites, upstream processing facilities, surface and subsea plant and equipment, manufacturing facilities, retail and the crude-by-rail terminal. Actual costs may differ from those estimated due to changes in legislation and changes in costs.
Income Tax Matters
The tax regulations and legislation and interpretations thereof in the various jurisdictions in which Cenovus operates are continually changing. As a result, there are usually a number of tax matters under review. Management believes that the provision for taxes is adequate.

Cenovus Energy Inc. – Q2 2022 Interim Consolidated Financial Statements	38